

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Room 3233

May 18, 2017

Via Email
William P. Dioguardi
Chief Executive Officer
Four Springs Capital Trust
1901 Main Street
Lake Como, New Jersey 07719

     Re: **Four Springs Capital Trust**
              Amendment No. 2 to
              Draft Registration Statement on Form S-11
              Submitted May 2, 2017
              CIK No. 0001558536

Dear Mr. Dioguardi:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Statement Regarding Industry and Market Data, page iii

1. We note your response to our prior comment 1. Please tell us if the data obtained from Real Capital Analytics was prepared for Rosen for a fee, was generally available to industry participants for a fee, or was available by some other means. A consent is required if the data was commissioned for your use since the prospectus makes reference to, and attributes statements to, Real Capital Analytics. See Securities Act Rule 436.

Unaudited Pro Forma Consolidated Statement of Operations For the Year Ended December 31, 2016, page 78

2. We note your response to our prior comment 9 and your newly added adjustment (EE). Please tell us how you determined this adjustment has a continuing impact. Reference is made to Article 11 of Regulation S-X.

3. We note your response to our prior comment 9, your newly added adjustment (EE), and your revisions to your filing on page 90. Please clarify for us how you determined that the amount recognized as compensation expense for the modification should include the amount of the unrecognized balance of the original share-based award. Please refer to ASC 718-20-35.

4. We note your adjustment for $5,317,000. Please revise the notation next to this amount from (GG) to (HH).

5. We note your response to our prior comment 11 and your revisions to your adjustment (HH). Please revise your numerator to exclude amounts attributable to noncontrolling interests in consolidated subsidiaries. Also, please revise to adjust your numerator for diluted earnings per share to add back amounts attributable to exchangeable OP units.

Results of Operations, page 91

6. We note your response to prior comment 15. Please revise, to the extent material, to discuss tenant improvement costs and leasing commissions paid for by the company in connection with new leases and renewals. Alternatively, please confirm if tenant improvement costs and leasing commissions paid by the company were nominal.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate &
Commodities